Exhibit 99.1

Trident Announces up to $500 Million Financing Plan for XRP Treasury and
appoints Chaince Securities LLC as the strategic advisor

SINGAPORE, June 12, 2025 (GLOBE NEWSWIRE) — Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, today announced an initiative to raise up to $500 million to establish one of the world’s first large-scale corporate XRP Treasuries and appoints Chaince Securities LLC as the strategic advisor. This strategic move positions Trident at the forefront of integrating decentralized financial assets into treasury and capital management practices, marking a significant milestone in the evolution of blockchain-native financial infrastructure.

The initiative will focus on the acquisition of XRP tokens as long-term strategic reserves, the deployment of staking mechanisms to generate yield, and deep engagement within the Ripple ecosystem. Trident will collaborate with select infrastructure and application projects, further strengthening its commitment to the advancement of decentralized finance.

To support this initiative, Trident will raise capital through a mix of equity issuance, strategic placements, and structured financing instruments. The Company is currently in discussions with leading crypto foundations and institutional partners to secure favorable token acquisition terms and robust on-chain infrastructure.

The initial rollout of the XRP Treasury is planned for the second half of 2025, subject to regulatory compliance and prevailing market conditions. Trident will provide ongoing updates on deployment milestones, governance frameworks, and reporting standards, in full alignment with public company disclosure practices.

Soon Huat Lim, Founder, Chairman, and Chief Executive Officer of Trident, stated, “As a public company, our commitment to transparency, strong governance, and strategic foresight guides every decision we make. We see digital assets as key enablers in the evolution of the global financial landscape. This initiative reflects our belief in the transformative potential of blockchain technology for capital allocation and cross-border value transfer. Through this initiative, Trident aims to demonstrate how public companies can thoughtfully and responsibly participate in the ongoing development of decentralized finance.”

About Trident

Trident is a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide, based in Singapore. The Company offers commercial and technological digital solutions designed to optimize its clients’ experience with their end-users by promoting digital adoption and self-service.

Tridentity, the Company’s flagship product, is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape, with a strong focus on Southern Africa and other key developing markets.

Beyond Tridentity, the Company’s mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor/Media Enquiries

Investor Relations

Robin Yang, Partner

ICR, LLC

Email: investor@tridentity.me

Phone: +1 (212) 321-0602